SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II

(Name of Subject Company)
DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interests

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
                Drexel Burnham Lambert Real Estate Associates II hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, initially filed with the Securities and Exchange Commission on August 8, 2007 with respect to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Flagship Fund 12, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Premier Fund, LLC; MP Falcon Fund, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 6, LLC; MPF Flagship Fund 9, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 7,454 units of limited partnership interest (“Units”) of Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership, at a price of $290.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between July 26, 2007 and August 30, 2007, or such other date to which the offer may be extended. The offer to purchase Units is being made pursuant to an Offer to Purchase, dated as of July 26, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on July 26, 2007.

ITEM 4.	SOLICITATION OR RECOMMENDATION.
                Item 4 is hereby amended to add the following:
                Information set forth in the Letter to the Unit holders, dated as of August 13, 2007, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

ITEM 8.	ADDITIONAL INFORMATION.
                Item 8 is hereby amended to add the following:
                Information set forth in the Letter to the Unit holders, dated as of August 13, 2007, a copy of which is attached hereto as Exhibit (a)(2)(b), is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(2)(a)	Letter to the Unit Holders of the Partnership, dated August 8, 2007.[1]

(a)(2)(b)	Letter to the Unit Holders of the Partnership, dated August 13, 2007.

[1]	Previously filed on August 8, 2007, as exhibit (a)(2) to the Company’s Solicitation/Recommendation on Schedule 14D-9.

SIGNATURE
                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 13, 2007

DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II

By:	DBL Properties Corporation, its General Partner

	By:	/s/ Martha Long
Senior Vice President